GUSOV OFSINK, LLC
                                Attorneys At Law
                         600 Madison Avenue, 14th floor
                            New York, New York 10022
               Telephone:(212) 371-8008 Facsimile: (212) 688-7273
                                www.golawintl.com

                                January 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

      Re.:  Parallel Technologies, Inc.
            Registration Statement on Form SB-2

Ladies and Gentlemen:

      On behalf our Parallel Technologies, Inc., a Nevada corporation, we have filed a registration statement on Form SB-2 for the resale of shares of common stock by purchasers in a private placement completed on December 28, 2005. We also have registered for the resale of shares that our former chairman and president may acquire upon exercise of warrants we issued to him for consulting services.

      We have taken corporate action to change our name to "Fushi International, Inc." and to effect a 245.27-for-l reverse stock split which we expect will become effective by the end of January 2006. The holder of a majority of the company's voting stock signed a written consent approving those actions on December 5, 2005, and on January 5, 2006 we mailed an information statement to our shareholders advising them of those actions. As stated in the preliminary prospectus included in the registration statement, all share information presented gives effect to the reverse stock-split, unless otherwise stated.

      The company has filed the registration statement at the request of the purchasers of its series A convertible preferred stock in the private placement offering completed on December 28, 2005. The purchasers, all accredited investors, received warrants to purchase one share of common stock for each two shares they will acquire upon the automatic conversion of the series B convertible preferred stock at the time the reverse stock-split is effected. The company received gross proceeds of $12 million from the private placement offering which were used primarily to acquire an operating business and for the conduct of that business. The company filed Current Reports on Form 8-K on December 13, 2005 and on January 5, 2006 reporting the transactions incident to the acquisition, including the private placement offering, and the business and management of the acquired entity, a manufacturer and distributor of bimetallic wire products in the People's Republic of China.

      The company's common stock is traded on the NASD's over- the-counter electronic bulletin board under the symbol "PLLK.OB." Trading in the stock has been has been limited, and to our knowledge, no broker-dealer has expressed interest in being a market-maker for the common stock.

      We would appreciate a prompt review of the registration statement. We look forward to receiving your comments upon completion of your review.

              You can contact me at 212 371-8008, or by fax at 212 688-7273.



                                             Very truly,


                                             Guzov Ofsink, LLC
                                             By: Darren Ofsink